Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	15:43 10-Oct-07
Number	5035F
RNS Number: 5035F
Wolseley PLC
10 October 2007
TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES
(1). Identity of the issuer or the underlying issuer of existing shares to which oting rights are attached:
Wolseley plc
2. Reason for the notification (please state Yes/No): (     )
An acquisition or disposal of voting rights: (YES)
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )
An event changing the breakdown of voting rights: ( )
Other (please specify) : ( )
3. Full name of person(s) subject to the notification obligation:
LLOYDS TSB GROUP PLC
4. Full name of shareholder(s) (if different from 3.):
Nominees (Jersey) Ltd
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
9 October 2007
6. Date on which issuer notified:
10 October 2007
7. Threshold(s) that is/are crossed or reached:
FALLEN BELOW 4%

8. Notified details:
A: Voting rights attached to shares

Situation previous to
Class/type of shares	the Triggering
if possible using the	transaction
ISIN CODE	Number of shares	Number of voting Rights

0976402 ORD 25P	32,533,687	32,533,687
Resulting situation after the triggering transaction

Number of	Number of voting rights		% of voting rights
shares	Direct	Indirect	Direct	Indirect

23,002,438	0	23,002,438	0	3.479
B: Financial Instruments
Resulting situation after the triggering transaction

No. of voting
rights that may
Type of		Exercise	be acquired (if
financial	Expiration	conversion	the instrument is	% of voting
instrument	Date	period/Date	exercised/converted)	rights

Total (A+B)

Number of voting rights	% of voting rights

23,002,438	3.479%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
6,202,059 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
2,113,356 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
317,823 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
390,426 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
437,898 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
13,540,876 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:
14. Contact name:
CHARLES P. WATTERS
15. Contact telephone number:
0118 929 8700
This information is provided by RNS
The company news service from the London Stock Exchange
END